Insider transaction detail - View details for insider

Transactions sorted by	: Insider
Insider family name	: chase ( Starts with )
Given Name	: geoffrey (Starts with)
Filing date range	: November 12, 2007 - November 12, 2007
Equity securities	: Common Shares
Issuer derivatices	: Options

Insider name:	Chase, Geoffrey Charles

Legend:	O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning:	The closing balance of the "equivalent number or value of underlying securities" reflects the "total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or discposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value of acquired or disposed of	Unit Price or exercise price	Closing Balance	Insider's calculated balanace	Date of expiry of maturity YYY-MM-DD	Underlying securitiy designation	Equivalent number or value of underlying securities acqiured or diposed of	Closing balance of equivalent number or value of underlying securities

Issuer name: TransGlobe Energy Corporation

Insider's Relationship to Issuer: 4 - Director of Issuer

Security designation: Common Shares

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value of acquired or disposed of	Unit Price or exercise price	Closing Balance	Insider's calculated balanace	Date of expiry of maturity YYY-MM-DD	Underlying securitiy designation	Equivalent number or value of underlying securities acqiured or diposed of	Closing balance of equivalent number or value of underlying securities

1076516	2007-10-31	2007-11-12	Direct Ownership:	10-Acquisition or disposition in the pubilc market	-500	5.3000	194,500

1076526	2007-10-31	2007-11-12	Direct Ownership:	10-Acquisition or disposition in the pubilc market	-10,500	5.3100	184,000